Jan. 28, 2009

Division of Corporate Finance
Mail Stop 3561
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Ta Tanisha Meadows, Staff Accountant

Re: Freestone Resources, Inc.
Item 4.01 Form 8-K, filed, January 16, 2009
File No. 000-28753

Dear Ms. Meadows:

This letter sets forth our responses on behalf of Freestone Resources, Inc., a Nevada corporation (the “Company”), to the comment received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 22, 2009 ("Comments Letter") concerning the Company’s current report on Form 8-K (File No. 000-28753) filed with the Commission on January 16, 2009 (the “Filing”).

 Item 4.01 Form 8-K filed on January 16, 2009

1.
Please revise your disclosure in the second paragraph regarding the period during which you had no disagreements with your former accountant.  This period should include the two most recent years and any subsequent interim period preceding the dismissal of Malone & Bailey, P.C. on January 14, 2009. Refer to paragraph (a)(1)(iv) of Item 304 of Regulation S-K.

Response: Please note that paragraph two has been revised to include the two most recent years and the subsequent interim period preceding the dismissal of Malone & Bailey, P.C. on January 6, 2009.

2.
Please revise your disclosure in the fourth paragraph regarding the period during which there was no consultation with the new accountant.  This period should include the two most recent years and any subsequent interim period preceding the date of engagement of Turner, Stone & Company P.C. on January 14, 2009. Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

Response: Please note that paragraph four has been revised to include the two most recent years and the subsequent interim period preceding the date of engagement of Turner, Stone & Company P.C. on January 14, 2009.

3.	We note that the letter from Malone & Bailey, P.C. filed as Exhibit 16.1 is dated January 6, 2009, which was prior to the date of the firm’s dismissal. Please advise.

Response: Malone & Bailey, P.C. was notified on January 6, 2009 of their dismissal and was sent the 8-K in order respond and make revisions if necessary.  The dates in paragraph one and paragraph two were revised to represent the aforementioned date of dismissal on January 6, 2009.

4.
Please note that you are required to file an updated letter from Malone & Bailey, P.C. state whether the firm agrees with the statements made in an amendment filed in response to our comments and, if not, stating the respects in which the firm does not agree as an exhibit within two business days of its receipt or 10 business days after filing the amendment.  Please acknowledge this obligation.  Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

Response: We acknowledge this obligation.  Further, Malone & Bailey was sent the 8-K/A on January 27, 2009 and responded with a letter in Exhibit 16.1 of the 8-K/A.

    Moreover, per your Comment, the Company acknowledges the following:
•  sthe company is responsible for the adequacy and accuracy of the disclosure in the filing;
•  sstaff comments or changes to disclosure in response to staff comments do not  foreclose the Commission from taking any action with respect to the filing; and
•  sthe company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you or others have any questions or would like additional information, please contact the undersigned at 817-303-2173.

Very truly yours,

/s/ Mike Doran
Mike Doran
Chief Executive Officer